UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 1, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
77067
(Zip Code)
(Address of principal executive offices)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   7.01 Regulation FD Disclosure.

On December 2, 2008, certain executives of ExpressJet Holdings, Inc. (the "Company") gave a presentation at the Credit Suisse Global Airline Conference. A copy of management's presentation slides is attached hereto as Exhibit 99.1.

The presentation is being furnished pursuant to General Instruction B.2 of Form 8-K and is not deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), nor is it subject to the liabilities of that section or deemed incorporated by reference in any filing by the Company under the Exchange Act unless specifically incorporated therein by reference.

Item   8.01 Other Events.

On December 1, 2008, the Company issued a press release announcing that it would present at the Credit Suisse Global Airline Conference on December 2, 2008. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item   9.01 Financial Statements and Exhibits.

Exhibits

99.1 Investor Presentation

99.2 Press Release dated December 1, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: December 2, 2008   /s/ Suzanne Lehman Johnson
                                                          Suzanne Lehman Johnson
                                                          General Counsel

EXHIBIT INDEX

99.1 Investor Presentation

99.2 Press Release
